Global Real Estate Holdings, Inc.
125 Wolf Road, Suite 123
Albany, NY 12205
Fax: 800-741-6801

January 23, 2014

By EDGAR

Jennifer Gowetski
Senior Counsel
Securities and Exchange Commission
Washington, DC, 20549

Re: Global Real Estate Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-11
Filed November 8, 2013
File No. 333-187436

Dear Ms. Gowetski

Global Real Estate Holdings, Inc., acknowledges receipt of the letter dated December 5, 2013 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC").  We have amended our Registration Statement on Form S-11(the "Second Amended Draft") and have tracked all changes in the Edgarized document for ease of review.  The following is a response to the Staff’s comment.

We appreciate the Staff's comment as well as the opportunity this process provides to improve the content of our SEC filings. We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing.  We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

Summary Risk Factors, page 6

1. Please revise to include a summary risk factor describing your lack of any revenues to date, quantifying your net losses and explaining the risk associated with your going concern opinion.

Response: We have updated our Summary Risk Factors on page 6 to include a summary risk factor as instructed.

2. Please revise your summary risk factors to highlight the limited real estate experience of your key officers, including that two of your three key officers have no real estate experience, consistent with your revised disclosure in response to comment 12 in our letter dated April 18, 2013.

Response: We have updated our Summary Risk Factors on page 6 to highlight the above items consistent with our risk factor disclosure on page 8.

Dilution, page 21

3. We reissue comment 10 in our letter dated April 18, 2013 in part. Please supplement your disclosure to include a table showing the percentage of shares held by your current shareholders as compared to the amount investors in this offering will hold based on their contributions as well as the prices paid by each group. Please also review and update your “Increase per share attributable to investors” and “Dilution per share to investors” line item disclosures.

Response: We have revised as instructed.

Description of Business

Investment Policies

4. Please revise throughout this section highlight as applicable that any figure referenced, including cap rate and gross margin, is an estimate based on significant assumptions, clarify your expenses may significantly exceed projected amounts and no returns are guaranteed.

Response: We have revised this section accordingly and have included footnotes addressing the above information.

Financial Statements

5. Please update the financial statements and all related disclosures, including MD&A, in accordance with Regulation S-X Rule 8-08.

Response: We have updated our financial statements and all related disclosures, including MD&A, as requested.

Any questions concerning this letter may be directed to the undersigned at 800-373-5910 (phone) or 800-741-5910 (facsimile).  Thank you very much for your assistance with these matters.

Sincerely,

/s/ Dipendra K. Singh

Dipendra K. Singh
President/CEO